July 18, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549

Attn: Mark P. Shuman, Branch Chief – Legal

RE:	Attunity Ltd
Registration Statement on Form F-3/A Filed on July 11, 2011
File No. 333-173205

Ladies and Gentlemen:

Attunity Ltd (“Attunity”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on July 20, 2011, at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Attunity acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve Attunity from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

•	Attunity may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attunity Ltd	אטיוניטי בע"מ
Kfar Netter Industrial Park	פארק תעשיות כפר נטר
POB 3787	ת.ד. 3787
Kfar Netter 40593	כפר נטר 40593
Tel: 09-8993000	טל' 8993000 – 09
Fax: 09-8993001	פקס: 8993001 - 09
www.attunity.com

Attunity understands that the Commission will consider this request for acceleration of the effective date of this above-referenced registration statement as a confirmation of the fact that Attunity is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the referenced above registration statement.

Very truly yours,

ATTUNITY LTD

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer

cc:           Howard E. Berkenblit, Esq.
Shy S. Baranov, Esq.
Ido Zemach, Adv.

Attunity Ltd	אטיוניטי בע"מ
Kfar Netter Industrial Park	פארק תעשיות כפר נטר
POB 3787	ת.ד. 3787
Kfar Netter 40593	כפר נטר 40593
Tel: 09-8993000	טל' 8993000 – 09
Fax: 09-8993001	פקס: 8993001 - 09
www.attunity.com